April 8, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GOLDEN QUEEN MINING CO LTD.

Responses to the Securities and Exchange Commission
Staff Comments dated April 2, 2019, regarding
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2019
File No. 000-21777

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the April 2, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Golden Queen Mining Co Ltd. (the “Company”) . Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A

General

1.	Please provide your analysis as to why this transaction is not subject to Rule 13e-3. We note that Golden Queen is selling substantially all of its assets to a family group who own over 50% of its common shares.

Company’s Response:

The Company determined that the number of record holders as of March 22, 2019, was 294, calculated pursuant to Rule 12g5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Question 152.01 of the Staff’s “Exchange Act Rules” Compliance and Disclosure Interpretations (“C&DIs”). The foregoing calculation of 294 record holders consists of (i) 201 registered holders and (ii) 93 broker-dealers who hold shares on behalf of beneficial owners.

The Company’s obligation to comply with Rule 13e-3 arises if it engages in a Rule 13e-3 transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects set forth in Rule 13e-3(a)(3)(ii): (A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Securities and Exchange Commission

April 8, 2019

Pursuant to Question 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, a “transaction would not be deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report” where “the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d).” “The reduction in the number of security holders pursuant to this transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).”

In accordance with this guidance, the transactions contemplated in the Company’s Schedule 14A do not constitute a Rule 13e-3 transaction as defined in Rule 13e-3(a)(3) because the transactions are not anticipated to cause any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

The analysis is as follows:

Rule 13e-3 (a)(3)(ii)(A):

Rule 12g-4 (§240.12g-4):  The Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable to the transactions contemplated in the Schedule 14A because, prior to and at the time of the preliminary proxy statement, the Company had fewer than 300 record holders of its common shares (as discussed above) and was therefore already eligible, prior to filing the preliminary proxy statement with the Commission, to terminate the registration of its common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d).

In accordance with this guidance set forth in Question 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, the Company believes that the transactions contemplated in its Schedule 14A could not be deemed to have “caused” the Company’s common shares to become “eligible” for termination of registration or suspension of the Company’s obligation to report since the Company’s common stock is held by 294 record holders and it was already eligible for termination/suspension prior to filing the preliminary proxy statement.

Securities and Exchange Commission

April 8, 2019

Rule 12h-6 (§240.12h-6):  As of the end of its recently completed second quarter more than 50% of its common shares were held of record by residents of the United States and a majority of its assets are located in the United States. Accordingly, the Company is not a foreign private issuer as defined in Rule 3b-4 of the Exchange Act.

Consistent with the analysis above, the Company believes that the transactions contemplated in its Schedule 14A could not be deemed to have “caused” the Company’s common shares to become “eligible” for termination of registration or suspension.

Rule 12h-3 (§240.12h-3): The Company has no duty under section 15(d) to file reports required by section 13(a) of the Exchange Act.

Rule 13e-3 (a)(3)(ii)(B):  The Company’s common shares are quoted on the OTCQX, which is a successor quotation system to the OTCBB. Pursuant to Question 104.03 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, “[f]or purposes of the rule, “an inter-dealer quotation system of a registered national securities association” does not include quotations on the OTCBB.” Accordingly, the Company does not have a class of equity securities listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

* * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 8, 2019

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ Brenda Dayton

Brenda Dayton
Corporate Secretary

cc:	Kenneth Sam, Dorsey & Whitney LLP